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Exposed: Biden Flies in 320,000

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US News

Wheel Falls Off United Airlines Boeing 777 Shortly After Takeoff in San Francisco

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US News

House Panel Unanimously Advances Bill That Could Ban TikTok

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House Judiciary Panel Report Exposes Massive Government Surveillance of Americans' Financial Data

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1 **Gold Prices Trading Near Record-High $2,150 Amid Rate-Cut Expectations**



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2 **Cancer-Causing Chemical Found in Clinique, Clearasil Acne Treatments: Independent US Lab Report**



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US

Measles Cases Spread at South Florida Elementary School

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Epoch TV

The Best Faith-based Movie Since 'The Passion of the Christ'!

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HEALTH



Health Premium Reports

Cancer Stress: Doctors and Patients Must Manage this Critical Threat

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STORY



People

'My Mom Is My Hero': Man Conceived in Rape Tells How His Mentally Challenged Teen Mom Fought to Give Him Life

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Today's Top Stories



Higher-Than-Normal UK Death Rate Raises Questions

By Ellen Wan

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The Best Faith-based Movie since 'The Passion of the Christ'!

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First Outbreak of Deadly Fungal Infection Confirmed in Washington State, Officials Say

By Jack Phillips

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Prostate and Thyroid Cancers May Be Linked to HPV: Insights for Prevention

By Yuhong Dong

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'Gruff' Dad Tears Up Hearing Daughter's Song About Him Airing for the First Time on Radio: VIDEO

By Louise Chambers

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Elderly Couple Drives 86 Miles to Bring Snow to Their Great-Grandson Who Had Never Seen It Before

By SWNS

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The Best Faith-based Movie since 'The Passion of the Christ'!

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Industrial Kitchen Remodel with Breakfast Bar

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